CARGO CONNECTION LOGISTICS HOLDING, INC.
                               600 Bayview Avenue
                             Inwood, New York 11096
                             Telephone: 516-239-7000
                                Fax: 516-239-2508


                                                  August 10, 2007

VIA EDGAR CORRESPONDENCE
Linda Cvrkel, Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

      Re: Letter of the Securities and Exchange Commission, Dated June 20, 2007 Form 10-KSB, for Fiscal Year Ended December 31, 2006
           Form 10-QSB, for Fiscal Quarter Ended March 31, 2007
           Commission File No. 0-28223


Dear Ms. Cvrkel:

         The following are the responses of Cargo Connection Logistics Holding, Inc. (the "Company"), including supplemental information, to the comments and inquiries of the staff of the Securities and Exchange Commission (the "Staff") set forth in the Staff's letter, dated June 20, 2007 and addressed to Mr. Jesse Dobrinsky, Chairman and Chief Executive Officer of the Company (the "Comment Letter").

         All responses set forth in this letter of response are titled and numbered to correspond to the titles and numerical paragraphs in the Comment Letter. To aid in your review, each of the comments/inquiries of the SEC are included in this letter of response immediately prior to the Company's response.

Form 10-KSB for the fiscal year ended 12/31/2006
------------------------------------------------

1. PLEASE NOTE THAT WE HAVE NOT RECEIVED YOUR RESPONSE TO OUR PRIOR COMMENT LETTER DATED OCTOBER 18, 2006. PLEASE SUBMIT YOUR RESPONSE TO OUR PRIOR COMMENT LETTER DATED OCTOBER 18, 2006 IN ELECTRONIC FORM, UNDER THE LABEL "CORRESP." UNTIL ALL REQUIRED CORRESPONDENCE IS RECEIVED ELECTRONICALLY WITHIN EDGAR, WE WILL BE UNABLE TO COMPLETE OUR REVIEW OF THE FINANCIAL STATEMENTS AND RELATED DISCLOSURES INCLUDED IN YOUR FORM 10-KSB FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005.

Cargo Connection Logistics Holding, Inc.

Linda Cvrkel, Branch Chief
Securities and Exchange Commission
Page 2

         Attached as Exhibit A to this letter of response is the Company's draft Consolidated Statements of Stockholders' Deficiency for the two years ended December 31, 2005. The Company believes that the presentation of the line items contained in the accompanying draft statements conform with the comments of the Staff set forth in the Staff's prior letter to the Company dated October 18, 2006, with respect to both the accounting for the Company's May 12, 2005 reverse merger and the return by Cornell Capital Partners, LP of 8,315,789 shares of the Company's common stock. The Company notes that the return of said 8,315,789 shares occurred prior to the effectiveness of the reverse merger and, accordingly, no separate line item is included on the financial statements with respect to such return of stock since the effect of such transaction has now been aggregated with all of the stock issued in connection with the reverse merger.

         Assuming the Staff has no further comments concerning the presentation of the Consolidated Statements of Stockholders' Deficiency for the two fiscal years ended December 31, 2005, the Company intends to have such financial statements audited and, upon receipt of an audit report, to file such revised audited financial statements in an amendment to the Company's Form 10-KSB for the fiscal year ended December 31, 2005.

Consolidated Statement of Stockholders' Deficit, page F-4
---------------------------------------------------------

2. PLEASE AMEND YOUR FINANCIAL STATEMENTS TO INCLUDE AUDITED STATEMENTS OF STOCKHOLDERS' EQUITY FOR FISCAL 2005 AS YOU ARE REQUIRED UNDER RULE 3-10(a) OF REGULATION S-B TO FILE AUDITED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY FOR EACH OF THE TWO FISCAL YEARS PRECEDING THE BALANCE SHEET DATE OF YOUR MOST RECENT FISCAL YEAR END.

         The Company intends to comply with this comment by providing the audited Consolidated Statements of Stockholders' Deficiency for the two fiscal years ended December 31, 2006 in an amendment to the Company's Form 10-KSB for the fiscal year ended December 31, 2006. The Company will make such filing after the resolution by the Company with the Staff of the proper presentation of the Consolidated Statement of Stockholders' Deficiency for the year ended December 31, 2005 to reflect the accounting for the May 12, 2005 reverse merger. The Company's proposal for such resolution is the subject of the Company's response set forth in item 1 above.

Note 5 - Business Acquisition, page F-11
----------------------------------------

3. WE NOTE FROM YOUR DISCLOSURE THAT YOU ACQUIRED NUCLEAR MATERIAL DETECTION TECHNOLOGIES, INC. (NMDT) IN DECEMBER 2006 FOR COMMON STOCK CONSIDERATION VALUED AT $1,516,854. BASED ON THE CONDITIONS SET FORTH IN RULE 3-10(c)(3) OF REGULATION S-B, IT APPEARS THAT NMDT MEETS THE SIGNIFICANCE TEST AS A SIGNIFICANT SUBSIDIARY GIVEN THE PURCHASE CONSIDERATION IS MATERIAL TO YOUR TOTAL ASSETS. IN THIS REGARD, PLEASE TELL US WHETHER YOU HAVE FILED AUDITED FINANCIAL STATEMENTS FOR THE MOST RECENT TWO YEARS OF NMDT AND ANY INTERIM PERIOD PRIOR TO THE DATE OF ACQUISITION. IF AUDITED FINANCIAL STATEMENTS FOR THE MOST RECENT YEAR HAVE NOT BEEN

Cargo Connection Logistics Holding, Inc.

Linda Cvrkel, Branch Chief
Securities and Exchange Commission
Page 3


     FILED, PLEASE FILE A FORM 8-K WITH THE AUDITED FINANCIAL STATEMENTS OF NMDT IN ACCORDANCE WITH THE GUIDANCE NOTED ABOVE. IF YOU BELIEVE THAT NMDT DOES NOT MEET THE DEFINITION OF A BUSINESS BUT RATHER IS AN ACQUISITION OF AN ASSET OR ASSET GROUP THEN REVISE YOUR DISCLOSURE IN FUTURE FILINGS, ACCORDINGLY, AND PROVIDE US WITH THE BASIS YOUR CONCLUSION.

         The Company believes that filing of audited financial statements and interim financial statements of NMDT is not necessary or required because:

         - NMDT was in existence for less than two months in 2006. Accordingly, no completed fiscal years existed for which audited financial statements of NMDT can be prepared.
         - NMDT's first interim period for which interim financial statements would be required (i.e., inception through December 31, 2006) was not completed until after NMDT's acquisition by the Company on December 6, 2006.
         - NMDT had no revenues, operations or employees prior to its acquisition by the Company.
         - NMDT's financial position and results of operations at, and for the period from its acquisition through, December 31, 2006 were consolidated with those of the Company in the Company's audited consolidated financial statements for the fiscal year ended December 31, 2006 (which were included in the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006, filed with the Securities and Exchange Commission on April 4,
             2007).

Note 20, Related Party Transaction, page F-26
---------------------------------------------

4. PLEASE CLARIFY FOR US IN FURTHER DETAIL THE NATURE OF THE GUARANTEED RENTAL EXPENSE OF $495,000 INCLUDED IN OTHER EXPENSES AS OF DECEMBER 31, 2006. EXPLAIN TO US AND REVISE FUTURE FILINGS TO DISCLOSE THE ECONOMIC
     SUBSTANCE OF THE TRANSACTION AND WHY SUCH AMOUNTS ARE BEING GUARANTEED BY AND PAID FOR BY THE COMPANY.

         Effective as of January 31, 2005, Underwing International, LLC ("Underwing") entered into a ten-year lease for a 92,000 square foot facility located in Bensenville, Illinois (the "Bensenville Lease"), with the intention of initially subleasing a portion of the facility to the Company and the remaining portions to third parties on short-term basis until the Company needed to sublease such remainder of the facility. Underwing intends to sublet the facility to the Company and other sub-tenants at market-comparable rental rates.

         Underwing is a Delaware limited liability company controlled by Jesse Dobrinsky, Scott Goodman and John L. Udell, three of the executive officers of the Company. The owner of the facility, as a condition to leasing the facility to Underwing, thereby making the facility available to the Company for subletting, demanded that the Company agree to guaranty all of Underwing's obligations under the Bensenville Lease pursuant to a Guaranty of Lease, dated as of January 31, 2005 (the "Guaranty").

Cargo Connection Logistics Holding, Inc.

Linda Cvrkel, Branch Chief
Securities and Exchange Commission
Page 4


         No rent was accrued or payable under the Bensenville Lease prior to February 2006, other than utility and similar charges, which the Company paid proportionally based upon the area within the facility which the Company utilized. Commencing in February 2006, the monthly rental cost for the entire facility was approximately $45,000. Underwing has not made any rental payments under the Bensenville Lease although rent began to be accrued in February 2006; it being the understanding between Underwing and the landlord that payment of rent would commence no sooner than August 2007. While the landlord has not demanded payment of the accrued rent from either Underwing or the Company, at December 31, 2006, the Company recorded an expense of $495,000, which reflects the Company's estimate of the outstanding obligations of Underwing under the Bensenville Lease for which it is liable under the Guaranty as of such date.

         The Company intends, in its future filings with the SEC, to revise its disclosure concerning the transaction to provide further information as to the economic substance of the transaction and why any amounts are being guaranteed and paid for by the Company.

Form 10-QSB for the quarter ended March 31, 2007
------------------------------------------------

Note 5 - Business Acquisition, page 10
--------------------------------------

5. WE NOTE FROM YOUR DISCLOSURE THAT THE RAD-ROPE LICENSE HAS A USEFUL LIFE OF 19 YEARS. PLEASE TELL US AND DISCLOSE THE METHOD FOR WHICH YOU ARE RECOGNIZING THE RELATED AMORTIZATION EXPENSE AND WHY IT APPEARS THAT NO AMORTIZATION EXPENSE HAS BEEN RECOGNIZED TO DATE.

          Effective December 6, 2006, the Company acquired certain exclusive license rights, including limited sublicensing rights (the "License"), to manufacture, use and sell products utilizing intellectual property rights (the "Patent Rights") which are the subject of a pending patent application with the United States Patent and Trademark Office (the "PTO"). The Patent Rights relate to portable nuclear radiation detection technology for use within the logistics, transportation and general cargo industries. The Company believes that, due to safety, political and economic pressures primarily resulting from the September 11, 2001 attack on the United States and the general increase in concerns about terrorist activities and threats, products based on technology such as that underlying the Patent Rights will be increasingly in demand within the logistics, transportation and general cargo industries.

          The Company acquired the License as a result of its acquisition of Nuclear Material Detection Technologies, Inc. ("NMDT"), a then wholly-owned subsidiary of UTEK Corporation, in a stock-for-stock exchange transaction. Pursuant to such transaction, the Company issued 168,539,326 shares of Company common stock to UTEK Corporation in exchange for all of the issued and outstanding NMDT equity securities. The Company has valued such 168,539,326 shares at $1,516,854, based on the fair market value of Company common stock on the date of issuance. Such purchase price has been allocated among the assets of NMDT as follows:

Cargo Connection Logistics Holding, Inc.

Linda Cvrkel, Branch Chief
Securities and Exchange Commission
Page 5


               Cash        $   200,000
               License       1,316,854
                           -----------
                           $ 1,526,854
                           ===========

          NMDT was formed in November 2006 and acquired the License less than two weeks prior to its acquisition by the Company in December 2006. From the date of its formation through the date of its acquisition by the Company, NMDT had no employees, business operations or material liabilities. NMDT's only assets consisted of cash and the License.

          The Company and the licensor of the License are in the process of finalizing the development of a marketable product, to be called RadRopeTM, that inspectors at transportation hubs can utilize to rapidly detect the presence of nuclear material in sealed containers without the use of harmful x-rays. The Company anticipates such development to be completed and the commencement of the marketing of the RadRope product prior to the end of the Company's current fiscal year ending December 31, 2007.

          The License is scheduled to terminate upon the extinguishment of the Patent Rights. The latest possible date of such extinguishment cannot be determined at this time and will only be determinable when and if a patent with respect to the Patent Rights is granted by the PTO. Accordingly, the Company intends to continue to account for the License based on the License's allocated portion of the Company's purchase price for NMDT until such time as a patent with respect to the Patent Rights is granted by the PTO and/or the Company determines the extent of market acceptance of the RadRope product following the commencement of the marketing of the product.

          The Company notes that its intangible assets, such as patents or trademarks, that are determined to have definite lives are to be amortized over their useful lives and are measured for impairment when events or circumstances indicate that the carrying value may be impaired. In these cases, the Company estimates the future undiscounted cash flows to be derived from the intangible asset to determine whether or not a potential impairment exists. If the carrying value exceeds the estimate of future undiscounted cash flows, the impairment is calculated as the excess of the carrying value of the asset over the estimate of its fair value. Any impairment charges would be classified as other expense within the consolidated statement of operations for the subject accounting period. Alternatively, and until a patent with respect to the Patent Rights is granted by the PTO (or the Company is advised that the PTO has rejected the patent application with respect to the Patent Rights), in accordance with Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," the Company intends to conduct periodic impairment tests on the License based on a comparison of the estimated fair value of the License to the carrying value of the License. Such testing will be based on the status of the development of the marketable RadRope product and, once developed, the extent of market acceptance of the RadRope product following the commencement of the marketing of the product. If the carrying value exceeds the

Cargo Connection Logistics Holding, Inc.

Linda Cvrkel, Branch Chief
Securities and Exchange Commission
Page 6


          estimate of fair value, impairment will be calculated as the excess of the carrying value over the estimate of fair value.

          The Company intends, in its future filings with the SEC, to revise its disclosure concerning the acquisition transaction so as to more clearly note its accounting treatment with respect to the License.

Note 12 -- Secured Convertible Debentures, page 14
--------------------------------------------------

6. REFERENCE IS MADE TO YOUR DISCLOSURE ON PAGE 14 WITH RESPECT TO MONTGOMERY NOTE AND THE RELATED LIQUIDATED DAMAGES PROVISIONS. PLEASE REVISE YOUR NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS IN FUTURE FILINGS TO INCLUDE ALL INFORMATION REQUIRED BY PARAGRAPH 12 OF FSP EITF NO.00-19-2.

         The Company intends, in its future filings with the SEC, to revise its disclosure in the notes to the consolidated financial statements to include all of the information required by paragraph 12 of EITF No. 00-19-2 with respect to the registration payment arrangement and liquidated damages provisions of the securities held by Montgomery Equity Partners, Ltd.

         If you have any further comments or inquiries, or if the Company can be of any assistance with respect to any of the foregoing responses, please do not hesitate to call the undersigned at 516-279-7000.

                                       Very truly yours,

                                       CARGO CONNECTION LOGISTICS
                                          HOLDING, INC.


                                       By:    /s/ Scott Goodman
                                          --------------------------------------
                                          Scott Goodman, Chief Financial Officer

Enclosure
cc:  (via e-mail transmission)
     Jesse Dobrinsky
     Neil M. Kaufman
     Effie Simpson
     Jean Yu

                                   Exhibit A
                                   ---------

                      CARGO CONNECTION LOGISTICS HOLDINGS, INC. AND SUBSIDIARIES
                              CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIENCY

                                                                                                          Series III
                                                                         Common Stock             Convertible Preferred Stock
                                                               -------------------------------  -------------------------------
                                                                   Shares           Amount          Shares           Amount
                                                               -------------     -------------  -------------     -------------
Restated balance at December 31, 2004                            239,603,227     $     239,643              -                 -

Issuance of common stock in connection with reverse merger        52,681,240            52,641        165,000     $     165,000

Conversion of convertible notes payable to common stock            1,529,431             1,529              -                 -

Conversion of convertible notes payable to common stock            3,125,000             3,125              -                 -

Issuance of shares for payment of debt                            23,134,183            23,134              -                 -

Issuance of shares for payment of services                           100,000               100              -                 -

Issuance of shares for payment of debt                             1,300,000             1,300              -                 -

Issuance of shares for payment of services                         3,000,000             3,000              -                 -

Sale of preferred stock for cash                                           -                 -              -                 -

Conversion of preferred stock to common stock                     67,000,000            67,000              -                 -

Conversion of convertible notes payable to common stock           20,661,416            20,662              -                 -

Sale of preferred stock for cash                                           -                 -              -                 -

Conversion of preferred stock to common stock                     50,000,000            50,000              -                 -

Conversion of convertible notes payable to common stock            9,682,863             9,683              -                 -

Issuance of shares for payment of debt                            11,164,491            11,165              -                 -

Issuance of shares for payment of services                         5,072,896             5,073              -                 -

Sale of preferred stock for cash                                           -                 -              -                 -

Conversion of preferred stock to common stock                     25,000,000            25,000              -                 -

Conversion of convertible notes payable to common stock            5,613,320             5,613              -                 -

Conversion of convertible notes payable to common stock            3,681,908             3,682              -                 -

Issuance of shares for payment of services                           934,401               934              -                 -

Sale of preferred stock for cash                                           -                 -        100,000           100,000

Conversion of convertible notes payable to common stock            5,244,707             5,245              -                 -

Issuance of shares for payment of services                         8,097,793             8,098              -                 -

Issuance of shares for payment of services                           438,782               439              -                 -

Gain on extinguishment of debt                                             -                 -              -                 -

Net loss                                                                   -                 -              -                 -
                                                               -------------     -------------  -------------     -------------

Balance at December 31, 2005                                     537,065,658     $     537,066        265,000     $     265,000
                                                               =============     =============  =============     =============


                                                                          Series IV
                                                                 Convertible Preferred Stock      Additional         Deferred
                                                               -------------------------------     Paid-In           Offering
                                                                   Shares           Amount         Capital            Costs
                                                               -------------     -------------  -------------     -------------
Restated balance at December 31, 2004                                      -                 -       (199,315)                -

Issuance of common stock in connection with reverse merger          125,000      $     125,000        199,315     $     (10,000)

Conversion of convertible notes payable to common stock                   -                 -          24,471                 -

Conversion of convertible notes payable to common stock                   -                 -          46,875                 -

Issuance of shares for payment of debt                                    -                 -         518,144                 -

Issuance of shares for payment of services                                -                 -           1,400                 -

Issuance of shares for payment of debt                                    -                 -          24,700                 -

Issuance of shares for payment of services                                -                 -          27,000                 -

Sale of preferred stock for cash                                      40,000            40,000              -                 -

Conversion of preferred stock to common stock                        (25,000)          (25,000)       (42,000)                -

Conversion of convertible notes payable to common stock                    -                 -         72,940                 -

Sale of preferred stock for cash                                     350,000           350,000              -                 -

Conversion of preferred stock to common stock                        (25,000)          (25,000)       (25,000)                -

Conversion of convertible notes payable to common stock                    -                 -         43,992                 -

Issuance of shares for payment of debt                                     -                 -        145,138                 -

Issuance of shares for payment of services                                 -                 -         58,511                 -

Sale of preferred stock for cash                                     100,000           100,000              -                 -

Conversion of preferred stock to common stock                        (12,500)          (12,500)       (12,500)                -

Conversion of convertible notes payable to common stock                    -                 -         47,387                 -

Conversion of convertible notes payable to common stock                    -                 -         22,276                 -

Issuance of shares for payment of services                                 -                 -          6,957                 -

Sale of preferred stock for cash                                           -                 -              -                 -

Conversion of convertible notes payable to common stock                    -                 -         23,077                 -

Issuance of shares for payment of services                                 -                 -         23,902                 -

Issuance of shares for payment of services                                 -                 -          1,561                 -

Gain on extinguishment of debt                                             -                 -              -                 -

Net loss                                                                   -                 -              -                 -
                                                               -------------     -------------  -------------     -------------

Balance at December 31, 2005                                         552,500     $     552,500  $   1,008,831     $     (10,000)
                                                               =============     =============  =============     =============


                                                                                     Total
                                                                Accumulated      Stockholders'
                                                                  Deficit          Deficiency
                                                               -------------     -------------
Restated balance at December 31, 2004                          $    (971,381)    $    (931,053)

Issuance of common stock in connection with reverse merger        (3,218,166)       (2,686,210)

Conversion of convertible notes payable to common stock                    -            26,000

Conversion of convertible notes payable to common stock                    -            50,000

Issuance of shares for payment of debt                                     -           541,278

Issuance of shares for payment of services                                 -             1,500

Issuance of shares for payment of debt                                     -            26,000

Issuance of shares for payment of services                                 -            30,000

Sale of preferred stock for cash                                           -            40,000

Conversion of preferred stock to common stock                              -                 -

Conversion of convertible notes payable to common stock                    -            93,602

Sale of preferred stock for cash                                           -           350,000

Conversion of preferred stock to common stock                              -                 -

Conversion of convertible notes payable to common stock                    -            53,675

Issuance of shares for payment of debt                                     -           156,303

Issuance of shares for payment of services                                 -            63,584

Sale of preferred stock for cash                                           -           100,000

Conversion of preferred stock to common stock                              -                 -

Conversion of convertible notes payable to common stock                    -            53,000

Conversion of convertible notes payable to common stock                    -            25,958

Issuance of shares for payment of services                                 -             7,891

Sale of preferred stock for cash                                           -           100,000

Conversion of convertible notes payable to common stock                    -            28,322

Issuance of shares for payment of services                                 -            32,000

Issuance of shares for payment of services                                 -             2,000

Gain on extinguishment of debt                                       482,883           482,883

Net loss                                                          (4,527,363)       (4,527,363)
                                                               -------------     -------------

Balance at December 31, 2005                                      (8,234,027)    $  (5,880,630)
                                                               =============     =============
